Wachovia Letterhead

June 24, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Columbia Equity Trust, Inc., a Maryland corporation (the “Company”)
Registration Statement on Form S-11 (File No. 333-122644)

Ladies and Gentlemen:

     Acting on behalf of the several underwriters, we hereby join in the request of the Company that the effective date of its Registration Statement be accelerated so that it will become effective at 4:00 Eastern Time, on June 28, 2005, or as soon thereafter as possible.

     Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between June 16, 2005 and June 24, 2005, we distributed 15,648 copies of the Preliminary Prospectus dated June 16, 2005, of which 10,148 copies were distributed to other underwriters. The majority of these copies were distributed to investors, including individuals and institutions. Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

     We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Very truly yours,

Wachovia Capital Markets, LLC
  acting on behalf of the several underwriters

By:  /s/ Raymond G. Williamson, Jr.
       Raymond G. Williamson, Jr.